INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010
(Expressed in United States Dollars, except where noted)

The accompanying unaudited consolidated interim financial statements for the period ended March 31, 2010, have been prepared by management and approved by the Audit Committee and Board of Directors.

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401
Telephone: 303.278.8464    Facsimile: 303.279.3772    Toll Free: 1.877.692.8182     email: atna@atna.com     www.atna.com

INDEX TO
INTERIM FINANCIAL STATEMENTS

Interim Financial Statements

The following unaudited interim consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company") pursuant to Canadian generally accepted accounting principles. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such Canadian rules and regulations. The accounting policies used to prepare these interim consolidated financial statements are consistent in application with those described in the latest annual consolidated financial statements dated December 31, 2009. The interim consolidated financial statements have been prepared in United States dollars (“USD” or “US$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and accompanying notes included in the Company's annual consolidated financial statements for the year ended December 31, 2009.

Consolidated Balance Sheets	Page 3

Consolidated Statements of Operations	Page 4

Consolidated Statement of Changes in Shareholders’ Equity	Page 5

Consolidated Statements of Cash Flows	Pages 6-7

Notes to Interim Consolidated Financial Statements	Pages 8-31

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$8,847,500	$13,060,300
Investments available-for-sale	289,300	267,700
Gold inventories	10,077,300	6,936,200
Prepaids and other current assets	923,200	1,067,500
Total current assets	20,137,300	21,331,700

Non-current assets
Property, plant, mine development and mineral interests, net	53,484,500	53,038,200
Restricted cash	4,102,700	4,076,100
Other non-current assets	22,600	455,300
Deferred income tax assets	956,000	956,000

Total assets	$78,703,100	$79,857,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$2,510,200	$1,802,200
Derivative liabilities	512,300	547,600
Asset retirement obligations	866,100	938,900
Notes payable	2,191,900	1,321,200
Gold bonds, net of discount	2,921,800	2,872,000
Capital leases	1,901,900	1,623,600
Other current liabilities	376,100	574,000
Total current liabilities	11,280,300	9,679,500

Non-current liabilities
Notes payable	10,300	837,200
Gold bonds, net of discount	9,109,200	9,857,400
Capital leases	2,069,300	1,355,600
Asset retirement obligations	4,181,200	4,090,200
Total liabilities	26,650,300	25,819,900

Shareholders' equity
Share capital (no par value) unlimited shares authorized;
issued and outstanding: 83,308,857 at March 31, 2010,and 83,291,133 at December 31, 2009	83,597,700	83,583,000
Contributed surplus	2,880,400	2,809,900
Retained deficit	(35,872,300)	(34,020,000)
Accumulated other comprehensive loss	1,447,000	1,664,500
Total shareholders' equity	52,052,800	54,037,400

Total liabilities and shareholders' equity	$78,703,100	$79,857,300

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31
(Unaudited)

		Restated
	2010	2009
REVENUE
Gold and silver sales	$6,086,700	$-

EXPENSES (GAINS)
Cost of sales (includes depreciation, amortization for operations)	6,116,500	-
Depreciation - corporate only	26,100	33,700
General and administrative	1,037,900	782,800
Exploration	342,900	488,600
Accretion expense	121,900	106,200
	7,645,300	1,411,300

Operating loss	(1,558,600)	(1,411,300)

OTHER INCOME (EXPENSE)
Interest income	13,200	37,300
Interest expense	(685,100)	(45,000)
Unrealized gain on derivatives	35,300	191,100
Gain on asset disposals	-	29,400
Other income	342,900	165,700
	(293,700)	378,500

Net loss	(1,852,300)	(1,032,800)

COMPREHENSIVE (LOSS) INCOME
Unrealized losses on translating the financials of self sustaining foreign operations	(38,700)	(1,800)
Unrealized loss on investments available-for-sale	(178,800)	(18,200)
Other comprehensive loss	(217,500)	(20,000)

Comprehensive loss	(2,069,800)	(1,052,800)

LOSS PER SHARE
Basic and diluted loss per share	$(0.02)	$(0.01)

Basic weighted-average shares outstanding	83,307,478	83,291,133
Effect of dilutive securities:
Stock options, convertible debentures, and warrants	-	-

Diluted weighted-average shares outstanding	83,307,478	83,291,133

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Three Months Ended March 31

					Accumulated
	Share Capital				Other	Total
	Number of		Retained	Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balance, beginning of the period	83,291,133	$83,583,000	$(34,020,000)	$2,809,900	$1,664,500	$54,037,400

Share-based compensation	-	-	-	85,200	-	85,200
Exercise of stock options	17,724	14,700	-	(14,700)	-	-
Unrealized loss on available for sale securities	-	-	-	-	(178,800)	(178,800)
Foreign exchange loss	-	-	-	-	(38,700)	(38,700)
Net loss	-	-	(1,852,300)	-	-	(1,852,300)

Balance, end of the period	83,308,857	$83,597,700	$(35,872,300)	$2,880,400	$1,447,000	$52,052,800

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31
(Unaudited)

		Restated
	2010	2009
Cash flows from operating activities:
Net loss	$(1,852,300)	$(1,032,800)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	26,100	33,700
Amortization of gold bond discount	207,800	-
Unrealized gain on derivatives	(35,300)	(191,100)
Investment income	-	-
Gain on asset disposals	-	(29,400)
Income tax benefit	-	-
Write off properties and receivables	-	-
Purchase short term investments	-	-
Write off marketable securities	-	-
Share based compensation expense	85,200	35,700
Provision for asset retirement obligation	-	-
Accretion of asset retirement obligation	121,900	106,200
Other adjustments	-	(900)
Changes in operating assets and liabilities:
Increase in inventories	(1,454,000)	-
Decrease (increase) in prepaid and other assets	427,400	(123,100)
Increase (decrease) in accounts payable and accrued liabilities	510,200	(1,613,000)
Decrease in asset retirement obligations	(116,200)	(128,500)
Decrease in other liabilities	-	-
(Increase) decrease in restricted cash	(26,600)	155,600
Total adjustments	(253,500)	(1,754,800)

Net cash used in operating activities	(2,105,800)	(2,787,600)

Cash flows from investing activities:
Purchases and development of property and equipment	(788,200)	(4,890,300)
Merger transaction costs	-	-
Cash received in merger	-	-
Proceeds from sale of investments available-for-sale	-	25,000
Proceeds from sale of property and equipment	-	29,400

Net cash used in investing activities	(788,200)	(4,835,900)

Cash flows from financing activities:
Issuance of stock - exercise of options	-	-
Transaction costs other	-	-
Issuance of gold bonds	-	-
Issuance of notes payable	-	-
Payments on notes payable	(1,700)	-
Payments on gold bond	(906,200)	-
Payments on capital lease obligations	(425,900)	(181,000)

Net cash used in financing activities	(1,333,800)	(181,000)

Effect of exchange rate changes on cash	15,000	(2,000)
Net (decrease) increase in cash and cash equivalents	(4,212,800)	(7,806,500)
Cash and cash equivalents, beginning of the period	13,060,300	16,707,300

Cash and cash equivalents, end of the period	$8,847,500	$8,900,800

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
For the Three Months Ended March 31
(Unaudited)

			Restated
		2010	2009
Supplemental disclosures of cash flow information:

1.	Interest paid	$773,700	$45,100

Supplemental disclosures on noncash investing activity:

1.	Capitalized leases for Briggs mining equipment	$1,417,900	$2,596,000

2.	Marketable securities received for option payments	$196,900	$250,000

3.	Embedded derivative fair value	$572,300	$-

Supplemental disclosures on noncash financing activities:

1.	Issued 17,724 shares for exercise of options	$14,700	$-

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations and liquidity:

Atna Resources Ltd. is incorporated in British Columbia and the corporate office is located in Golden, Colorado. References to “Atna Resources”, “Atna”, and the “Company”, all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires. Atna was originally organized in 1984 to explore for, acquire, and develop precious metals.

The Company is involved in all phases of the mining business from exploration, development drilling, feasibility studies, permitting, construction, operation and final closure of mining properties. Atna’s ongoing exploration and development efforts are focused primarily on precious metals in the Western United States (“US” or “U.S.”). The Company has conducted a portion of its mineral exploration and development activities through joint ventures with other companies.

The Company’s primary focus for 2010 is to increase the value of its four core gold properties: Briggs, Pinson, Reward and Columbia. Briggs is located in southeastern California and commenced gold production in May 2009. Briggs mined gold ore that contained a total of 9,647 ounces during the first quarter of 2010 and produced a total of 6,031 ounces of gold in doré, of which 5,465 ounces were sold at an average gold price of $1,106 per ounce.

The Company raised C$1.5 million in convertible debentures in October 2009 and an additional $14.5 million Gold Participating Bond offering in December 2009. Based on the Company’s current low stock price, the Company does not expect the exercise of options and warrants to be a significant source of funds during 2010.

The Company’s other significant assets include exploration joint venture agreements with Yamana Gold Inc. on the Clover property and with Golden Predator Mines Inc. on the Adelaide and Tuscarora properties. The Kendall Mine, located near Lewistown, Montana, is in the final stage of reclamation and closure activities, principally relating to a final Environmental Impact Study, top soil placement and water management.

Basis of presentation

The Company expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. These interim consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. These interim consolidated financial statements have been prepared assuming the Company will continue as a going concern or in the normal course of business.

2.	Accounting policies:

Change in accounting policies

There were no changes in accounting policies during the three month ended period March 31, 2010.

Change in Reporting Currency: Effective July 1, 2009, the Company changed its reporting currency from the Canadian dollar (“CAD” or “C$”) to the United States dollar (“USD” or “US$”). See Note 3 for additional information.

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its significant active wholly-owned subsidiaries: Canyon Resources Corporation; Atna Resources, Inc.; CR Briggs Corporation; CR Reward Corporation; CR Kendall Corporation and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from US GAAP as described in Note [22]. The consolidated financial statements have been prepared in United States dollars, except for certain note disclosures that are reported in Canadian dollars.

Management estimates and assumptions

Certain amounts included in or affecting the Company’s consolidated financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions that cannot be made with certainty at the time the consolidated financial statements are prepared. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to purchase accounting, mineral reserves that are the basis for future cash flow estimates and units-of-production amortization determination; determination of deferred stripping costs related to development operations at the Briggs Mine; completion of technical and feasibility studies, calculation of gold inventory, recoverability and timing of gold production from the heap leach process; environmental, reclamation and closure obligations; asset impairments (including estimates of future cash flows); fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; future tax liabilities; contingencies and litigation.

Inventories

Inventory classifications include stockpiled gold ore, gold-in-process, gold in doré (finished goods) and materials and supplies inventory. The Company’s inventories except materials and supplies are recorded at the lower of weighted average cost or market. The stated values of all gold inventories include direct production costs and applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs for the corporate office are not included in any inventories.

Stockpiled ore represents gold ore that has been extracted from the mine and is waiting for crusher processing. Gold-in-process inventory represents material that is currently being treated on the leach pad and in the gold processing plant to extract the contained gold and to transform it into a saleable product. Finished goods inventory is composed of saleable gold in the form of doré bars that have been poured and shipped but where title has not passed to the buyer. The doré bars are valued at the lower of total cost or net realizable value.

Materials and supplies inventories consist mostly of equipment parts, fuel and lubricants and reagents consumed in the mining and ore processing activities. Materials and supplies are valued at the lower of weighted average cost or replacement cost.

Exploration expenditures

Exploration expenditures relate to the costs, including drilling expense, of locating, defining and evaluating deposits of mineralized material incurred prior to the establishment of ore reserves. Before classifying mineralized material as proven and probable ore reserves, the costs of project activities are expensed as incurred.

Capitalized development costs

Drilling and assessment costs incurred to further develop proven and probable ore reserves are classified as development costs and capitalized. Work required in ore reserve development may include: infill drilling and sampling; detail geological and geostatistical modeling; and feasibility study.  The costs of removing barren waste rock at an open pit mining operation with established reserves prior to the commencement of commercial production are capitalized as “deferred stripping” development costs. The production phase of an open pit mine commences when saleable product beyond a de minimis amount are produced. Deferred stripping costs are amortized using the unit-of-production (“UOP”) amortization method, based on the estimated ore tons or recoverable ounces of gold contained in-place proven and probable ore reserves. Certain assets are amortized over the tons of ore mined divided by the tons of ore reserves and other assets are amortized over the ounces of gold produced divided by the recoverable ounces of gold reserves. Recoverable gold ounces are calculated by multiplying the estimated recovery rate by the contained ounces of gold reserves. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

Once production has begun, stripping costs incurred are variable production costs recorded as a cost of inventory, which are later recognized as cost of sales.

During 2009, the Company was successful in reestablishing gold production at the Briggs Mine. The Briggs Mine ceased mining operations in 2004 but continued to produce gold from the leach pad until 2008. During the first half of 2009, the property was considered to be in the development stage. During the development stage the costs to remove waste to uncover the initial ore was capitalized as deferred stripping costs.

Impairment evaluations

Producing mines and capital projects are reviewed at least annually for any potential impairment adjustments. If the sum of the undiscounted cash flows expected to be generated is less than the carrying amount of the individual asset, an impairment loss is recognized.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issue costs incurred. Debt issue costs are deferred and amortized using the effective interest rate method.

Revenue recognition

The Company produces gold in doré form and ships the doré to a refinery for further processing. For a financing fee the Company can sell the gold immediately after acceptance by the refinery. Revenues are recognized when title and risk of ownership passes to the buyer which is usually the contractual gold delivery date.

Financial instruments

Financial instruments are either recorded at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company does not designate its derivative contracts as hedges and therefore does not employ hedge accounting treatment. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet date; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are recorded as a component of operating cash flow.

CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values:

			March 31,		December 31,
			2010		2009
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	8,847,500	8,847,500	13,060,300	13,060,300
Restricted cash	Loans and receivable	1	4,102,700	4,102,700	4,076,100	4,076,100
Investments	Available-for-sale	1	289,300	289,300	267,700	267,700
Total financial assets			13,239,500	13,239,500	17,404,100	17,404,100

Financial liabilities:

Accounts payable and accrued liabilities	At amortized cost	n/a	2,886,300	2,886,300	2,376,200	2,376,200
Derivative liabilities	Held-for-trading	2	512,300	512,300	547,600	547,600
Notes payable	At amortized cost	2	2,202,200	2,202,200	2,158,400	2,158,400
Gold bonds, net of discount	At amortized cost	2	12,031,000	12,031,000	12,729,400	12,729,400
Capital leases	At amortized cost	n/a	3,971,200	3,971,200	2,979,200	2,979,200
Total financial liabilities			21,603,000	21,603,000	20,790,800	20,790,800

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program that includes senior management and when appropriate the board of directors. Management sets policies approved by the board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

Gold price risk: The Company’s primary products are gold and to a lesser extent silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The price of gold is influenced by numerous factors beyond the Company’s control, including supply and demand and world geopolitical events.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production including a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company has entered into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts include the purchase of put options and the sale of call options, which in some cases are structured as a collar and forward gold sales, including embedded derivatives in the gold bond financial instrument. The Company fair values its derivative positions and does not employ hedge accounting.

Foreign exchange risk: The Company is not significantly impacted by foreign exchange risk. The Company’s assets, liabilities, revenues and costs are all primarily denominated in US dollars. Effective July 1, 2009, the Company restated its financial statements to report its results in US dollars to remove the impact on its reporting of fluctuations in the US dollar and Canadian dollar exchange rate.

Counterparty credit risk: The Company’s sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company manages the counterparty credit risk by monitoring the credit worthiness of our customer. The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. All of the Company’s financial assets are held in large highly rated US or Canadian financial institutions that the Company believes have an acceptable level of counterparty risk. As of March 31, 2010 there were no significant concentrations of counterparty credit risk and no amounts were held as collateral.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations. The Company’s goal is to maintain sufficient liquidity to fund current operations for the next year after taking into account its current cash and short-term investment balances and cash flows from operations and potential asset sales. The Company believes that its current liquidity position is sufficient to fund the Company’s operations for the foreseeable future.

Asset retirement obligations

In accordance with the requirements of CICA Handbook Section 3110, Asset Retirement Obligations, environmental reclamation and closure liabilities are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the accrual.

Stock based compensation

Under the company’s common share option program (see Note [19]), common share options may be granted to executives, employees, consultants and non-employee directors. Compensation expense for such grants is recorded in the Consolidated Statements of Operations, with a corresponding increase recorded in the Contributed Surplus account in the Consolidated Balance Sheet.

The expense is based on the fair values of the option at the time of grant and is recognized over the estimated vesting periods of the respective options. Consideration paid to the Company upon exercise of options is credited to share capital.

Income Taxes

Income taxes comprise the provision for (or recovery of) taxes actually paid or payable and for future taxes. Future income taxes are computed using the asset and liability method whereby future income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Future income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of substantive enactment. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. In estimating future income tax assets, a valuation allowance is provided to reduce the future tax assets to amounts that are more likely than not to be realized.

Foreign currency translation

The Company operates primarily in the US and to a lesser extent in Canada. Effective July 1, 2009 the reporting currency of the consolidated entity changed from the CAD to the USD. The functional currency of the Company’s US subsidiaries is the USD and the functional currency of Atna Resources Ltd. is the CAD.

Effective July 1, 2009, the US subsidiaries are no longer translated to CADs because their functional currency is the USD, the same as the reporting currency. All prior reporting periods have been restated to reflect the change to USD reporting.

3.	Changes in accounting policies:

Change in reporting currency

Effective July 1, 2009, the Company changed its reporting currency from the CAD to the USD. The Company believes that USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets are located in the United States. Prior to July 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in CADs. In making this change in reporting currency, the Company followed the guidance of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), as described in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

Based on EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statement of operations and cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders’ equity transactions since January 1, 2007 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, whereas shareholders’ equity balances on January 1, 2007 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USDs.

International Financial Reporting Standards

In February 2008, the CICA confirmed that International Financial Reporting Standards ("IFRS") will be mandatory in Canada for all publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company is analyzing the impact of IFRS on its consolidated financial statements and anticipates that there will be changes in accounting policies that may materially affect the Company’s accounting policies. Management has completed a project plan that identified differences in accounting policies and has begun the key steps required to ensure a successful transition to IFRS.

4.	Investments available-for-sale:

Investments available-for-sale are recorded at fair value at each reporting period. Changes in fair value are recorded in equity as other comprehensive income or loss and purchases and sales are reported as investing activities in cash flows. As of March 31, 2010 and December 31, 2009, the fair values of the investments were $0.3 million in both periods. The changes in fair value for the three months ended March 31, 2010 and 2009 were a loss of $0.2 million and less than $0.1 million respectively and were recorded in other comprehensive income.

5.	Gold inventories:

Gold inventories are carried at the lower of cost or net realizable value less estimated costs of completion, and this calculation is performed at the end of every fiscal quarter. The Company uses the weighted average cost method to value inventories.

Gold inventories consisted of the following categories:

	March 31,	December 31,
	2010	2009
Ore stockpile	$358,300	$593,100
Leach pad	7,830,600	5,364,700
Process plant and refinery	1,888,400	978,400

Total gold inventories	$10,077,300	$6,936,200

Inventory write downs for the three months ended March 31, 2010 and 2009 were $2,400 and nil respectively.

6.	Property, plant, mine development, and mineral interests, net:

		As of March 31, 2010
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$21,479,100	$3,917,700	$17,561,400
Mine development	UOP	4,492,100	545,700	$3,946,400
Deferred stripping	UOP	3,947,400	511,500	$3,435,900
Mineral interest	UOP	28,770,700	742,800	$28,027,900
Asset retirement cost	UOP	543,600	30,700	$512,900

		$59,232,900	$5,748,400	$53,484,500

		As of December 31, 2009
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$19,914,700	$2,937,400	$16,977,300
Mine development	UOP	4,277,600	317,100	3,960,500
Deferred Stripping	UOP	3,947,400	297,400	3,650,000
Mineral interest	UOP	28,338,600	431,800	27,906,800
Asset retirement cost	UOP	543,600	-	543,600

		$57,021,900	$3,983,700	$53,038,200

The increase in buildings and equipment from the prior period was due primarily to an increase in mining equipment related to the Briggs Mine.  Amortization of buildings and equipment, mine development, and mineral interest commenced at the beginning of the third quarter 2009 when the mine entered the production phase.

A rollforward of property, plant, mine development, and mineral interests, net, from January 1, 2010 to March 31, 2010 is as follows:

	Briggs (a)	Reward (b)	Columbia (c)
Balance, beginning of the period	$29,884,300	$8,626,300	$9,031,400

Acquisition/development capitalized	1,762,500	356,500	-
Depreciation and Amortization	(1,734,400)	-	-
Dispositions	-	-	-
Effect of foreign rate change	-	-	-
Net change in the period	28,100	356,500	-

Balance, end of the period	$29,912,400	$8,982,800	$9,031,400

	Pinson (d)	Other (e)	Total
Balance, beginning of the period	$412,700	$5,083,500	$53,038,200

Acquisition/development capitalized	75,000	12,300	2,206,300
Depreciation and Amortization	(17,200)	(9,000)	(1,760,600)
Dispositions	-	-	-
Effect of foreign rate change	-	600	600
Net change in the period	57,800	3,900	446,300

Balance, end of the period	$470,500	$5,087,400	$53,484,500

(a)	Briggs Mine, California:

Atna acquired the Briggs Mine in the Canyon Merger and initially allocated a value of $12.4 million in purchase accounting. Canyon acquired the Briggs Mine in 1990, which is located on the west side of the Panamint Range near Death Valley, California. CR Briggs Corporation is a wholly-owned subsidiary of Canyon, which is wholly-owned by Atna. The Company owns or controls 100 percent of the Briggs Mine. In addition to the Briggs Mine, there are four satellite properties located approximately four miles north of Briggs. These satellite properties are known as the Cecil R, Jackson, Mineral Hill and Suitcase.

(b)	Reward Project, Nevada:

Atna acquired the Reward Project in the Canyon Merger and initially allocated a value of $8.3 million in purchase accounting. The property is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Most of the property is subject to a three percent NSR royalty. The Reward Mine has received all major permits required to initiate development activities. Phase 1 development work has commenced at Reward.

(c)	Columbia Property, Montana:

Atna acquired the Columbia gold property in the Canyon Merger and initially allocated a value of $8.0 million in purchase accounting. Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims acquired by the Company in the merger are subject to NSR royalties that range from zero percent up to 6 percent.

In June 2008, the Company acquired certain additional claims at Columbia in order to consolidate the land package containing the known body of mineralization. The acquisition cost for the claims totaled $1.0 million and consisted of an equal amount of cash and common shares of Atna. The Seller retained a four percent net smelter return royalty on the claims purchased.

(d)	Pinson Property, Nevada:

The Pinson Property is a joint venture property with Pinson Mining Company. The Company has a 30 percent interest, and the property is subject to royalties that vary from 3.5 percent to 7.5 percent. The carrying value represents the amortized cost of various buildings and equipment.

(e)	Other Properties:

Clover Property, Nevada: The Clover property has a capitalized balance of $0.1 million. In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100 percent interest in 22 claims known as the Clover property. The claims are subject to a 3 percent NSR royalty, which can be purchased for $1.0 million per percentage point. Terms of the agreement include cumulative total payments to the vendor of $0.3 million all of which has been paid as of March 2010. The Clover property is subject to a finder’s fee capped at $0.5 million of which $0.1 million has been paid with annual payments of $30,000.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51 percent working interest in the Clover property. Yamana may elect to increase its interest to 70 percent by completing a prefeasibility study within 30 months of vesting its initial 51 percent interest in the project. To earn 51 percent Yamana must make payments totaling $0.6 million to the Company and complete exploration work totaling $3.3 million over a 4 year period unless extended by mutual agreement. Atna received a payment of $150,000 in January 2009 and the final payment of $250,000 was paid in February 2010. Exploration work commitments remaining under the agreement to December 31, 2009 amount to approximately $2.0 million.

Mineral Rights, Montana: Atna acquired a package of approximately 900,000 acres of widely distributed fee mineral rights in the state of Montana in the Canyon Merger. These mineral rights were initially allocated a value of $2.5 million in purchase accounting.

Adelaide and Tuscarora Properties, Nevada: Atna acquired these mineral exploration properties in the Canyon Merger. The properties were initially allocated a value of $1.0 million in purchase accounting.  Refer to Note 13 (e) for more information on these properties.

Judith Gold Lands, Montana: Atna acquired approximately 1,100 acres of fee simple lands in connection with the Kendall Mine in the state of Montana in the Canyon Merger. This land was originally valued at $1.0 million in purchase accounting.

Uranium  Joint Ventures, Wyoming: Effective February 2, 2009, Atna’s subsidiary, Canyon, entered into an Agreement with New Horizon Uranium Corporation (“New Horizon”) (TSXV:NHU) to terminate the Converse Uranium Project Exploration, Development and Mine Operating Agreement dated January 23, 2006. New Horizon failed to meet the spending and work requirements to earn a participating interest in the project. As part of this Agreement, all of the shares of Horizon Wyoming Uranium Inc. (“Horizon Wyoming”) have been transferred to Canyon and Horizon Wyoming became a wholly owned subsidiary. Horizon Wyoming holds properties, reclamation bonds and permits related to the Sand Creek joint venture with Uranium One Exploration USA Inc. a subsidiary of Uranium One Inc. (TSX:UUU). In addition, New Horizon resigned as manager and Horizon Wyoming in the new manager of the Sand Creek joint venture.

In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement. Under this Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent.  During 2009, Uranium One spent $0.4 million on exploration activities at Sand Creek. Ownership of the Sand Creek Uranium Joint Venture is approximately 67 percent Atna, through Horizon Wyoming, and 33 percent Uranium One Exploration USA Inc. The uranium joint ventures were initially allocated $1.0 million in purchase accounting.

Ecstall Property, British Columbia: The Company has a 100 percent interest in 23 Crown Mineral claims, subject to a 3 percent NSR royalty. Ecstall is a low grade mineralized non NI43-101 compliant historic mineral resource property located in a remote area of British Columbia. In the fourth quarter of 2008, the property was written-down to the estimated fair value of the surface rights.

7.	Restricted cash:

Restricted cash consisted of the following:

	March 31,	December 31,
	2010	2009
Kendall reclamation property (a)	$2,329,500	$2,328,900
Briggs Mine (b)	1,664,400	1,638,500
Columbia property (c)	64,600	64,600
Reward Project (d)	33,700	33,700
Other properties	10,500	10,400

Total restricted cash - Non-current	$4,102,700	$4,076,100

(a) Held directly by the Montana Department of Environmental Quality (“DEQ”).

(b) Held in bank accounts benefiting the surety and cash on deposit with Inyo County, California.

(c) Held directly by the Montana DEQ for reclamation of exploration activities.

(d) Held by the US Bureau of Land Management (“BLM”) for environmental reclamation regarding exploration activities.

8.	Financial instruments:

Cash and cash equivalents, receivables and restricted cash: Carrying amounts approximate fair value based on the short-term maturity of those instruments. Cash equivalents are those instruments that have original maturities of 90 days or less.

Non-current liabilities: See Notes 9, 10, 11 and 12 for details on non-current liabilities.

Derivatives: As of March 31, 2010 the Company has the following gold derivatives outstanding:

	US$	Expiry Date				US$
Derivative Contracts	Strike Price	2010	2011	Thereafter	Total	Fair Value
Gold Bond Forwards - Ozs	$1,113	2,443	3,257	6,514	12,214	$(281,300)
Embedded derivative (Note 12)

Owned Put Options - Ozs	$800	4,500	-	-	4,500	$-

Sold Call Options - Ozs	$1,100	4,500	-	-	4,500	$(231,000)

						$(512,300)

The Company has recorded a $0.5 million liability on its open derivative positions as of March 31, 2010 and December 31, 2009. During the three month period ended March 31, 2010, there was less than $0.1 million of unrealized gain on gold derivatives instruments recorded in the consolidated statements of operations.

The March 31, 2010 fair values of the outstanding derivatives were determined using the following weighted average assumptions:

	US$	Expected	Risk-Free	Remaining	Forward
Hedging Contract	Strike Price	Volatility	Rate	Life (Years)	Rate
Gold bond forwards	$1,113	na	na	1.8	1.3%
Embedded derivative (Note 12)

Owned put options	$800	16%	0.2%	0.3	na

Sold call options	$1,100	17%	0.2%	0.3	na

Gold Price - end of period	$1,116

During 2009, the Company established several gold hedging positions. The open positions consist of a gold collar that will expire monthly during 2010 and gold participating bonds (“Gold Bonds”) that are payable by delivering 814 ounces of gold on a quarterly basis until December 31, 2013 for a total of 12,214 ounces of gold left to deliver. The purpose of these hedge positions is to limit exposure to gold price fluctuations during 2010 and beyond. The collars consist of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts are European style options that are physically delivered or are settled net at the expiry date. The outstanding options have expiry dates from April to December 2010 at the rate of 500 ounces per month. The outstanding gold forward related to the Gold Bonds expires quarterly from March 31, 2010 to December 31, 2013 at a rate of 814 ounces per quarter. All option style derivatives use the Black Scholes option valuation method. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At March 31, 2010, the outstanding hedge position covers about 20 percent of the annual forward looking gold production from the Briggs Mine.

Under the terms of the option contracts, Atna will pay the counterparty on the contract expiry date if the gold price is above the sold call option strike price of $1,100 per ounce and the counterparty will pay the Company on the contract expiry date if the gold price is below the owned put option strike price of $800 per ounce. If the gold price on the contract expiry date falls between the put strike price of $800 and the call strike price of $1,100 per ounce there are no settlement payments required by either party.

Under the terms of the gold bond forwards (embedded derivative contracts) in the Gold Bonds agreement, Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date, which will be used to purchase shares of a gold exchange traded fund (“ETF”) for each bond holders account and 6.25 percent of the original face value of the Gold Bonds will be redeemed. The fair value of the gold bond forwards are determined using observable market inputs of similar contracts and discounted using the Company’s unsecured market interest rate of 12 percent.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on March 31, 2010 of $1,116. The net fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

9.	Asset retirement obligations:

At the end of each period, Asset Retirement Obligations (“ARO”) are equal to the present value of all estimated future costs required to remediate any environmental disturbances that exist as of the end of the period, using discount rates applicable at the time of initial recognition of each component of the liability. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, tailing ponds, waste dumps, and ongoing post-closure environmental monitoring costs. While the majority of these costs will be incurred near the end of the mines’ lives, it is expected that certain ongoing reclamation costs will be incurred prior to mine closure. These costs are recorded against the asset retirement obligation liability as incurred. The liability recognized in 2009 was discounted using the Company’s credit adjusted risk free rate of 13 percent. Amounts recorded in prior years were discounted at rates ranging from 8 percent to 11 percent. The schedule of payments to settle the ARO liability will occur over the life of the operating assets, which currently runs through 2021.

The following schedule provides rollforward of the carrying values for asset retirement obligations from January 1, 2010 to March 31, 2010:

Balance, beginning of the period	$5,029,100
Settlements	(116,200)
Accretion expense	121,900
Effect of exchange rate on activity	12,500
Balance, end of the period	5,047,300
Less: asset retirement obligations - current	866,100

Asset retirement obligations - non-current	$4,181,200

At the Kendall Mine reclamation project the asset retirement obligation of $2.7 million is based on the estimated costs for capping and seeding; construction and maintenance of water treatment system and costs to maintain property during reclamation period. At the Briggs Mine the asset retirement obligation of $1.9 million is based on the estimated costs for contouring, seeding and fertilizing of waste dumps; facility dismantling; contouring and seeding of leach pads; water management; and plant site. The remaining asset retirement obligations relate to the estimated costs to reclaim exploration drilling activities.

10.	Notes payable:

The following schedule provides a rollforward of notes payable from January 1, 2010 to March 31, 2010:

Balance, beginning of the period	$2,158,400
Principal payments	(1,700)
Effective exchange rate on activity	45,500
Balance, end of the period	2,202,200
Less: notes payable – current	2,191,900

Notes payable - non-current	$10,300

On September 18, 2009, the Company closed a non-brokered private placement for C$1.5 million of secured debentures. The collateralized (by the assets of the Company) debentures require interest payments at the rate of 12 percent per year, and the holders have the right to convert principal to common shares of the Company, subject to adjustments for share splits, reverse splits, and changes of control, at any time at a conversion rate of C$0.76 per common share. The debentures are callable by the Company after 6 months and the debentures expire on September 18, 2010. The debenture was recorded as a current liability in the amount of C$1.4 million and as equity of C$0.1 million based on the residual method of accounting for the conversion feature.

The beginning balance consisted of uncollateralized debentures that require quarterly interest payments at the rate of six percent per year, and the holders have the right to convert principal to common shares of the Company, subject to adjustments for share splits, reverse splits, and changes of control, at any time at a conversion rate of $4.31 per common share based on a balance of $825,000 as of March 31, 2010. The balance is due in March 2011.

Interest expense on notes payable was approximately $0.1 million and less than $0.1 million for the three months ended March 31, 2010 and 2009, none of which was capitalized.

11.	Capital leases:

The following schedule provides a rollforward of capital leases from January 1, 2010 to March 31, 2010:

Balance, beginning of the period	$2,979,200
New leases	1,417,900
Payments applied to principal	(425,900)
Balance, end of the period	3,971,200
Less: capital leases - current	1,901,900

Capital leases - non-current	$2,069,300

The cost of leased assets was $2.6 million and $4.1 million as of March 31, 2010 and 2009. Depreciation expense of leased assets for the three months ended March 31, 2010 and 2009 was $0.2 million and less than $0.1 million. Accumulated depreciation of leased assets for the three months ended March 31, 2010 and 2009 was $0.6 million and less than $0.1 million. Interest expense for the three months ended March 31, 2010 and 2009 was less than $0.1 million and less than $0.1 million. Interest rates on leased assets ranged from approximately six to nine percent.

12.	Gold bonds:

The following schedule provides a rollforward of the gold bonds and related discounts from January 1, 2010 to March 31, 2010:

		Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, beginning of the period	$14,500,000	$(1,122,100)	$(648,500)	$12,729,400
Issuances	-	-	-	-
Payments	(906,200)	-	-	(906,200)
Amortization	-	131,600	76,200	207,800
Balance, end of the period	13,593,800	(990,500)	(572,300)	12,031,000
Less: gold bonds - current				2,921,800

Gold bonds - non-current				$9,109,200

On December 9, 2009, the Company closed a private placement of $14.5 million of gold bonds. The gold bonds, which expire on December 31, 2013, and have an interest rate of 10 percent per annum on the declining balance. The gold bonds will be redeemed in sixteen quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter paid in cash. The gold bond agreement limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production.

The Company recorded an initial discount on the gold bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the gold bonds and the $0.7 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and was $0.1 million during the three months ended March 31, 2010 and nil for the same period of 2009.

The embedded derivative is the result of the gold bonds being amortized by the Company delivering a total of 13,028 ounces of gold over 16 equal quarterly payments during the life of the bond. The fair value of the embedded derivative fluctuates with changes in the price of gold and changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 Percent. The change in fair value of the embedded derivative from the beginning of the year to March 31, 2010 resulted in a loss of $0.2 million, which was recorded in the consolidated statements of operations in unrealized (loss) gain on derivatives.

Total interest expense recorded related to the gold bonds was $0.6 million for the three months ended March 31, 2010, none of which was capitalized compared to nil during the same period in 2009.

13.	Income taxes:

The Company recognizes future tax assets and liabilities for each tax jurisdiction based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates expected to be in effect when the taxes are paid or recovered. The Company provides a valuation allowance against future tax assets for which the Company does not consider realization of such assets to meet the required “more likely than not” standard.

At December 31, 2009, the Company had Canadian non-capital loss carryforwards of approximately C$0.4 million, which expire in 2029 and Canadian capital loss carryforwards of C$0.9 million with no expiry. Also, the Company has US net operating loss carryforwards (“NOL’s”) of $104 million, which expire from 2010 through 2029. Due to a change in ownership resulting from the merger, utilization of approximately $91 million of our US NOL’s are subject to an IRC Section 382 annual limitation amount of approximately $1.0 million. A $41 million valuation allowance has been recorded against the tax effected US NOL’s due to the Section 382 limitation and the Company does not consider realization of such assets to meet the required “more likely than not” standard. A full valuation allowance has been provided against the Canadian net deferred tax assets.

14.	Commitments and contingencies:

(a)	Kendall Mine reclamation:

The Kendall Mine is subject to permits granted by the Montana DEQ. In February 2002, the DEQ issued a decision that a new and comprehensive Environmental Impact Statement (“EIS”) was needed for completion of remaining reclamation at Kendall. The Montana DEQ has yet to complete its work on this EIS. The Company’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS. The Company has on deposit $2.3 million in an interest bearing account with the DEQ for reclamation at the Kendall Mine.

(b)	Briggs Mine surety bonds:

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

(c)	Kendall Mine lawsuit:

In October 2001, a plaintiff group filed suit in the State of Montana District Court against Canyon and its wholly-owned subsidiary, CR Kendall Corporation.

In January 2009, the final outstanding lawsuit was dismissed with prejudice and the $0.2 million held by the Court was released to the Company. As of March 31, 2010, there were no outstanding lawsuits on the Kendall property.

In order to finalize the settlement, the Company funded $0.6 million of the settlement on behalf of one of the insurance companies and recorded the amount as a long-term receivable as of December 31, 2009. The Company settled a lawsuit to recover the funds from the insurance company in March 2010.

(d)	Asset exchange agreement:

The Adelaide and Tuscarora properties were originally optioned as part of the December 2006 Asset Exchange Agreement with Newmont Capital Limited and Newmont Mining Corporation. Under this agreement, the Company has the right to spend a total of $3.0 million on both projects over five years to earn the Company’s interest in the properties. The Company also has the right to sublease either property to third parties to meet its obligations under the agreement.

In February 2008 the Company entered an option agreement whereby Golden Predator Mines US Inc. (“Golden Predator”) a wholly-owned subsidiary of Golden Predator Royalty & Development Corporation of Vancouver British Columbia, assumed the Company’s interest and all related commitments under the Asset Exchange Agreement in the advanced stage Adelaide and Tuscarora gold exploration properties located in Humboldt and Elko Counties in Nevada. The Company received an initial payment of approximately $0.5 million on closing of the transaction and Golden Predator spent the $0.4 million commitment for 2008.

Pursuant to the Golden Predator agreement, Atna received 2.1 million common shares of Golden Predator in lieu of a $0.3 million option payment in January 2009. Pursuant to the Golden Predator agreement, Atna received 0.3 million common shares of Golden Predator Royalty & Development Corporation in lieu of a $0.2 million option payment in February 2010. The shares were valued at the market price on the payment date. Atna may earn additional option payments through 2011 in either cash or stock until Golden Predator met its spending commitments under the assigned Newmont agreement or until notice of cancellation.

(e)	Lease commitments:

The Company has entered into various operating leases for office space and office equipment. As of March 31, 2010, there are no future minimum lease payments extending beyond one year under non-cancellable leases. The current office lease expires August 1, 2010 and the Company is in the process of securing a new lease for office space for a term of five years. Lease payments currently average approximately $6,100 per month until the expiration of the current lease on August 1, 2010.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments expensed total approximately $0.1 million annually.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.1 million in annual rental fees, however, this amount will vary as claims are added or dropped. The Company is also subject to lease payments to various other owners or lessors of property. Currently, payments to these parties total approximately nil annually.

15.	Equity transactions:

The following provides a rollforward of the Company’s beginning and ending common shares outstanding as of March 31, 2010:

Number of
Shares
Balance, beginning of the period	83,291,133
Activity during the period	17,724

Balance, end of the period	83,308,857

During the three months ended March 31, 2010 stock options were exercised resulting in 17,724 shares issued.

16.	Outstanding warrants:

The following is a summary of the outstanding warrants as of March 31, 2010:

	Underlying	Exercise Price
Expiration Date	Shares	(USD)

May 25, 2011	2,435,294	2.20

17.	Certain concentrations of credit risk:

The Company is subject to concentrations of credit risk in connection with maintaining its cash primarily in two US financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had any effect on the Company’s financial position or results of operations.

The Company has sold its gold and silver production at market prices predominantly to one or two customers during the past three years. Given the marketability and liquidity of the precious metals being sold and because of the large number of qualified buyers for gold and silver, the Company believes that upon the loss of either of its customers they could be quickly replaced without any adverse affect.

The Company has various gold hedge derivative contracts outstanding as of March 31, 2010, which were further explained in Note [8]. The Company has placed all of its gold derivative contracts, except for the embedded derivative related to the Gold Bonds, with a single counterparty because the counterparty provided Atna with a credit limit of $750,000. The Company believes the potential risk of default by the counterparty to be acceptable.

The profitability of the Company’s operations is dependent upon the production volume and market price of gold. The price of gold or the value of mineral interests related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the investment not retaining its value.

18.	Managing capital:

The Company is not currently subject to externally imposed capital requirements. As of March 31, 2010, the Company has a net debt (debt less available cash) balance of $9.4 million. Past operating cash requirements were met through the use of a combination of asset sales, equity financings and debt. As a mining company, the Company’s primary objective in managing capital is to use its cash resources to purchase or develop mineral resources and related cash flows utilizing the least dilutive, costly and risky method available to the Company. The Company closely monitors its capital structure related to the number of shares outstanding as a result of equity financings, convertible debt issuances and stock based compensation to minimize the level of dilution while providing the highest possible shareholder value.

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds as described in more detail in Note 12. The Gold Bonds require the Company to limit its hedge positions to 50 percent of its expected production.

On September 18, 2009, the Company closed a non-brokered private placement for C$1.5 million of secured debentures as described in more detail in Note 10. The debenture agreements do not contain significant financial covenants.

As the credit market improved during 2009, the Company was successful in leasing several new mining trucks, two new loaders and several used dozers. As of March 31, 2010, the remaining lease obligations total approximately $4.0 million.

In the future, the Company may sell assets, issue project debt or equity to finance new mines or sustain the Company’s operations. The Company monitors its cash flows available for debt service and operations on a continuous basis through the use of forecasts and comparisons of actual to budgeted results.

19.	Cost of Sales:

The following is a reconciliation of current period mining operations costs to cost of sales for the three months ended March 31:

	2010	2009
Mining operation costs (excluding depreciation and amortization)	7,523,300	-
Increase in gold inventory - cash costs	(1,867,300)	-
Increase in gold inventory - non-cash costs	(1,273,800)	-
Mining related depreciation and amortization	1,734,300	-

Total cost of sales	6,116,500	-

Cost of sales includes all mine-site operating costs, including mine-site overhead, production taxes, royalties (if any), mine-site depreciation, amortization and depletion, and corporate office allocations. Costs expensed as incurred include all exploration, holding costs, corporate office costs not allocate to mine-sites, writedowns and impairments, business development costs and any other period costs not incurred directly associated with the mining operation process.

20.	Share-based compensation:

On April 26, 2007, the Company’s shareholders approved the Atna Resources Ltd. Stock Option Plan (the “2007 Plan”) to provide more flexibility in the compensation of key personnel. As of March 31, 2010, there were 6.3 million underlying shares outstanding under the 2007 Plan.

The 2007 Plan is administered by the Compensation Committee of the Board of Directors consisting entirely of independent directors. The maximum number of option shares issuable at any time is equal to 8.3 million or 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of March 31, 2010 there was a maximum of 2.0 million underlying shares available for future option issuances under the 2007 Plan. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the 2007 Plan. The Board of Directors may terminate or amend the 2007 Plan at any time and for any reason. The 2007 Plan does not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders.

The exercise price of each stock option is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading price of its common shares on the three trading days before and including the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed 5 years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods have ranged from immediately to two years. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to in the future and therefore the expected dividend yield is nil. All of the share-based compensation expense was recorded as general and administrative costs in the consolidated statements of operations and none of which was capitalized.

The following table provides certain stock options disclosures for the three months ended March 31:

	2010	2009
Stock-based compensation expense - millions	$0.1	$0.0
Intrinsic value of options exercised - millions	$0.0	$0.0
Fair value of awards vesting - millions	$0.0	$0.4
Cash received on option exercises - millions	$0.0	$0.0
Unamortized stock-based compensation expense - millions	$0.5	$0.2

The following table summarizes the weighted-average assumptions used in determining fair values during the three months ended March 31:

	2010		2009
Grant date fair value	CAD$	0.24	CAD$	0.26
Grant market price	CAD$	0.61	CAD$	0.64
Ending common share price	CAD$	0.60	CAD$	0.74
Expected volatility		60%		60%
Expected option term - years		2.9		3.0
Risk-free interest rate		1.3%		1.5%
Forfeiture rate		5.8%		5.0%
Dividend yield		0%		0%

Stock options

The following schedule summarize the stock option activity for the three months ended March 31, 2010:

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants 2010	(000')	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	7,099	$0.82	$0.33	3.5	$0.6
Granted	30	$0.61	$0.24		$-
Exercised/Released	(75)	$0.45	$0.20		$-
Cancelled/Forfeited	(88)	$0.70	$0.29		$-
Expired	(671)	$1.36	$0.63		$-
Balance, end of the period	6,295	$0.76	$0.29	3.6	$0.3
Vested and exercisable, end of the period	4,035	$0.83	$0.31	3.1	$0.2
Vested and expected to vest, end of the period	6,177	$0.76	$0.29	3.5	$0.3

In May 2009, the option plan was revised to allow options to be priced in the currency that the recipient receives compensation for services. Prior to May 2009, all of the options were denominated in CADs and those options represent the majority of the outstanding options. As of March 31, 2010, there were 2.4 million options outstanding, which were denominated in USDs and had a weighted average exercise price of $0.67.

21.	Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of CICA Handbook Section 3500, Earnings per Share. Because the Company reported net losses for the three months ended March 31, 2010 and 2009, inclusion of common share equivalents would have an antidilutive effect on per share amounts. Accordingly, the Company’s basic and diluted EPS computations are the same for the periods presented. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the three months ended March 31, 2010 and 2009 that were not included in the computation of diluted EPS because the effect would be antidilutive were 9.1 million and 9.9 million, respectively.

22.	Recently issued Financial Accounting Standards:

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 3862 - Financial Instruments-Disclosures - In June 2009, the CICA amended Section 3862 to require enhanced disclosure about the fair value assessments of the financial instruments.  The new disclosures are based on a fair value hierarchy that categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate the fair values.

EIC-174 – Abstract on Impairment Testing of Mineral Exploration Properties - In March 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract.  This Abstract provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general.  Application of this new standard did not have an impact on the Company’s financial statements.

EIC-173 – Abstract on Credit Risk and the Fair Value of Financial Assets and Financial Liabilities - In January 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract.  This Abstract provides guidance on taking into account an entity’s own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Application of this new standard should be applied retrospectively in interim and annual financial statements for periods ending on or after the date of issuance of the abstract. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination.  Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582.  The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time.  The Company will evaluate the impact of Section 1582 to the financial statements beginning on January 1, 2010.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602.   The Company will evaluate the impact of Section 1601 to the financial statements beginning on January 1, 2010.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. Section 3031 is effective for years beginning on or after December 15, 2007. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in Note 15.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and notes.

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a new statement related to The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of US GAAP, authoritative and nonauthoritative.  The FASB Codification has become the source of authoritative, nongovernmental GAAP, except for the rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The adoption of this statement did not have any impact on the Company’s financial position and results of operations, as the Codification was not intended to change or alter existing GAAP.

In May 2009, the FASB issued a new statement related to Subsequent Events. This statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Company’s reporting is currently in accordance with this statement.

In October 2008, the FASB issued a new statement related to Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This statement clarifies the application of previous statements related to fair value. This statement is effective as of the issuance date.  The Company does not expect a significant impact on the reconciliation to US GAAP due to this statement.

In June 2008, the FASB ratified a new statement related to Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock. This statement provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the first fiscal year beginning after December 15, 2008, including interim periods within those fiscal years. The Company adopted this statement on January 1, 2009 and it had an immaterial impact on its US GAAP reconciliation.

In May 2008, the FASB issued a new statement related to The Hierarchy of Generally Accepted Accounting Principles. This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. This statement is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to this statement.

In March 2008, the FASB issued a new statement related to Disclosures about Derivative Instruments and Hedging Activities. This statement intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of this statement to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued a new statement related to Business Combinations, which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under this statement, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. This statement also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. This statement is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. There was no impact on the Company’s US GAAP reconciliation as a result of the implementation of this statement.

In September 2006, FASB issued a new statement related to Fair Value Measurements. This standard provides guidance for using fair value to measure assets and liabilities.  This statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk.  Under this statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted this statement on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

23.	Differences between Canadian and United States Generally Accepted Accounting Principles:

The Company issued options to US employees that were denominated in Canadian dollars. According to the US GAAP guidance related to Share-Based Payments, those options would be classified as liabilities rather than as equity. As of March 31, 2010, the total liability related to this adjustment was $0.4 million and as of December 31, 2009 the total liability related to this adjustment was $0.7 million.

In 2009, a new statement was effective related to Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock, which provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It was determined that the Company’s outstanding warrants and the US denominated notes payable would be recorded as a liability for US GAAP. As of March 31, 2010 and as of December 31, 2009 the total liability related to this adjustment was less than $0.1 million and $0.1 million.

In 2009, the Company capitalized $1.2 million of transaction costs related to the issuance of the gold bonds. Canadian GAAP records the transaction costs as a discount to the liability. US GAAP records the transaction costs as an asset. Both GAAPs amortize transaction costs to interest expense using the effective interest method.
As of March 31, 2010 and December 31, 2009, the unamortized balance of gold bond transaction costs is $1.0 million and $1.2 million, which is shown as a increase in assets and liabilities.

The impact of these differences on the summary consolidated financial disclosures for the balance sheet, statement of operations and cash flows is as follows:

	March 31,	December 31,
	2010	2009
(a) Assets
Total assets - Canadian GAAP	$78,703,100	$79,857,300
US GAAP adjustment - transaction costs	990,500	1,122,100
Total assets - US GAAP	$79,693,600	$80,979,400

(b) Liabilities
Total liabilities - Canadian GAAP	$26,650,300	$25,819,900
US GAAP adjustment - option/warrant/transaction costs	1,438,900	1,842,500
Total liabilities - US GAAP	$28,089,200	$27,662,400

(c) Shareholders' equity
Total shareholders' equity - Canadian GAAP	$52,052,800	$54,037,400
US GAAP adjustment - option/warrant liabilities	(448,400)	(720,400)
Total shareholders' equity - US GAAP	$51,604,400	$53,317,000

For the Three Months Ended March 31,	2010	2009
(d) Operations
Net loss - Canadian GAAP	$(1,852,300)	$(1,032,800)
US GAAP adjustment - net option/warrant expense	361,700	(351,500)
Net income (loss) under U.S. GAAP	$(1,490,600)	$(1,384,300)

(e) Earnings per share
Basic and diluted income (loss) per share - Canadian GAAP	$(0.02)	$(0.01)
US GAAP adjustment - net option/warrant expense	-	-
Basic and diluted income (loss) per share - US GAAP	$(0.02)	$(0.01)

(f) Cash flows from operating activities
Operating activities - Canadian GAAP	$(2,105,800)	$(2,787,600)
US GAAP adjustment - net option/warrant expense	-	-
Operating activities - US GAAP	$(2,105,800)	$(2,787,600)

(g) Cash flows from investing activities
Investing activities - Canadian GAAP	$(788,200)	$(4,835,900)
US GAAP adjustment - none	-	-
Investing activities - US GAAP	$(788,200)	$(4,835,900)

(h) Cash flows from financing activities
Financing activities - Canadian GAAP	$(1,333,800)	$(181,000)
US GAAP adjustment - none	-	-
Financing activities - US GAAP	$(1,333,800)	$(181,000)